EXHIBIT(A)(1)

                            SONOMAWEST HOLDINGS, INC.
               1448 Industrial Avenue o Sebastopol, CA 95472-4848
                      Ph: 707 824-2548 o Fax: 707 824-2545
                           --------------------------

                           OFFER TO PURCHASE FOR CASH
                           UP TO 375,000 SHARES OF ITS
                                  COMMON STOCK
                             AT $8.00 NET PER SHARE
                         -------------------------------

 THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., PACIFIC TIME, ON
  THURSDAY, FEBRUARY 15, 2001, UNLESS THE OFFER IS EXTENDED AS PROVIDED HEREIN.
                         -------------------------------

    SonomaWest Holdings, Inc., a California corporation (the "Company"), is offering to purchase up to 375,000 shares of its common stock, no par value (the "Shares"), at $8.00 per Share, net to the seller in cash (the "Purchase Price"), upon the terms and subject to the conditions set forth here and in the related Letter of Transmittal (which together constitute the "Offer").

    A summary of the principal terms of the Offer appears on pages one through three of this Offer to Purchase. You should read this entire document carefully before deciding whether to tender your shares.

                         -------------------------------

    THIS OFFER IS NOT CONDITIONED UPON ANY MINIMUM NUMBER OF SHARES BEING TENDERED. THIS OFFER IS, HOWEVER, SUBJECT TO CERTAIN OTHER CONDITIONS. SEE "THE OFFER - SECTION 9. CONDITIONS TO THE OFFER."

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE FAIRNESS OR MERITS OF THIS TRANSACTION, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

    OUR BOARD OF DIRECTORS HAS APPROVED THE OFFER. HOWEVER, NEITHER THE COMPANY NOR ANY OF ITS DIRECTORS OR EXECUTIVE OFFICERS MAKES ANY RECOMMENDATION TO YOU AS TO WHETHER TO TENDER ALL OR ANY SHARES. YOU MUST MAKE YOUR OWN DECISION AS TO WHETHER TO TENDER SHARES AND, IF SO, HOW MANY SHARES TO TENDER.

                        -------------------------------

    The Shares are currently listed and traded on the NASDAQ National Market System under the symbol "SWHI." On January 5, 2001, the last full trading day before announcement of the Offer, the last reported sale price of the Shares was $7.00 per Share.

    You may obtain additional copies of this Offer to Purchase, the Letter of Transmittal and other tender offer materials from us at our expense. You may direct questions and requests for assistance to us at our address and telephone number set forth above. You may also contact your local broker, dealer, bank, trust company or other nominee for assistance concerning the Offer.

                         -------------------------------



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                                TABLE OF CONTENTS


SUMMARY TERM SHEET .............................................................................................1

FORWARD LOOKING STATEMENTS......................................................................................4

IMPORTANT.......................................................................................................4

INTRODUCTION....................................................................................................4

SPECIAL FACTORS.................................................................................................5

         1.       BACKGROUND....................................................................................5

         2.       PURPOSE OF THE OFFER; CERTAIN EFFECTS OF THE OFFER; PLANS OF THE COMPANY AFTER THE
                  OFFER.........................................................................................6

         3.       FAIRNESS......................................................................................7

         4.       MATERIAL FEDERAL INCOME TAX CONSEQUENCES.....................................................11

         5.       FINANCING OF THE OFFER.......................................................................13

         6.       BENEFICIAL OWNERSHIP OF THE STOCK............................................................13

         7.       TRANSACTIONS AND ARRANGEMENTS CONCERNING SHARES..............................................14

THE OFFER......................................................................................................15

         1.       TERMS OF THE OFFER...........................................................................15

         2.       ACCEPTANCE FOR PAYMENT AND PAYMENT...........................................................16

         3.       PROCEDURES FOR ACCEPTING THE OFFER AND TENDERING SHARES......................................17

         4.       WITHDRAWAL RIGHTS............................................................................19

         5.       OVERSUBSCRIPTION.............................................................................19

         6.       PRICE RANGE OF THE SHARES; DIVIDENDS.........................................................20

         7.       POSSIBLE EFFECTS OF THE OFFER ON THE MARKET FOR THE SHARES AND EXCHANGE ACT
                  REGISTRATION.................................................................................21

         8.       CERTAIN INFORMATION CONCERNING THE COMPANY...................................................21

         9.       CONDITIONS TO THE OFFER......................................................................23

         10.      LEGAL MATTERS................................................................................24

         11.      FEES AND EXPENSES............................................................................24

         12.      MISCELLANEOUS................................................................................24


                               SUMMARY TERM SHEET

    The following are some of the questions you, as a stockholder of the Company, may have and answers to those questions. We urge you to read carefully the entire Offer to Purchase because the information in this summary is not complete. Additional important information is contained in the remainder of this Offer to Purchase and the accompanying Letter of Transmittal.

WHO IS OFFERING TO BUY MY SHARES?

    The Company is making an offer to buy your shares of Company common stock. See "THE OFFER - 1. Terms of the Offer".

WHAT ARE THE CLASSES AND AMOUNTS OF SECURITIES SOUGHT IN THE OFFER?

    We are offering to buy up to 375,000 shares of our common stock, or any lesser number of shares that stockholders properly tender in the Offer. See "THE OFFER - 1. Terms of the Offer".

WHAT IS THE PURPOSE OF THE OFFER?

    The purpose for the Offer is to allow those stockholders desiring to receive cash for all or a portion of their Shares at the present time an opportunity to do so at a premium over the recent trading prices for the Shares and without paying the usual transaction fees.

HOW MUCH ARE YOU OFFERING TO PAY? WHAT IS THE FORM OF PAYMENT? WILL I HAVE TO PAY ANY FEES OR COMMISSIONS?

    The Company is offering to pay $8.00 per share for the common stock, net to you in cash, without interest. We will pay for shares purchased in our Offer as soon as practicable after the expiration of the Offer period. Under no circumstances will we pay interest on the purchase price, even if payment is delayed. If you are the record owner of your Shares and you tender your Shares to the Company in the Offer, you will not have to pay brokerage fees or commissions. If you own your Shares through a broker or other nominee, and your broker tenders your Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult with your broker or nominee to determine whether any charges will apply. You may also have to pay stock transfer taxes in certain circumstances. See "INTRODUCTION" and "THE OFFER - 2. Acceptance for Payment and Payment."

WHAT IS THE MARKET VALUE OF THE SHARES?

    The common stock is traded on the NASDAQ National Market System under the symbol "SWHI." See "THE OFFER - 6. Price Range of the Shares; Dividends" for the price ranges of sales of the Company's common stock. On January 5, 2000, the last reported sales price for the common stock of the Company was $7.00 per share. See "SPECIAL FACTORS - 2. Purpose of the Offer; Certain Effects of the Offer" and "THE OFFER - 6. Price Range of the Shares; Dividends."

DO YOU HAVE THE FINANCIAL RESOURCES TO MAKE PAYMENT?

    The Company will need approximately $3.05 million dollars to purchase all of the Shares subject to this Offer and to pay all the expenses of the Offer. The Company intends to pay the Purchase Price and related expenses using cash and other liquid assets owned by the Company. See "SPECIAL FACTORS - 5. Financing of the Offer."

WHAT HAPPENS IF MORE THAN 375,000 SHARES ARE TENDERED IN THIS OFFER?

    In the event of an over-subscription of the Offer, the Company will first purchase Shares validly tendered from holders who own an aggregate of fewer than 100 Shares, and then the balance of the Shares tendered will be subject to proration. See "THE OFFER - 5. Oversubscription."

IS YOUR FINANCIAL CONDITION RELEVANT TO MY DECISION WHETHER TO TENDER IN THE OFFER?

    Because tendering your shares in the Offer may end your ownership interest in the Company, the Company believes that the financial condition of the Company is relevant to your determination of whether the Offer Price is fair and whether you should tender in the Offer. The financial statements for the Company are included in the reports the Company has filed with the Securities and Exchange Commission. You can obtain copies of these reports in the manner described in "THE OFFER - 8. Certain Information Concerning the Company."

HOW LONG DO I HAVE TO DECIDE WHETHER TO TENDER IN THE OFFER?

    You may tender your shares anytime prior to the expiration of the Offer. The Offer will expire at 5:00 p.m., Pacific Time, on February 15, 2001, if the offering period is not extended. See "THE OFFER - 3. Procedures for Accepting the Offer and Tendering Shares."

CAN THE OFFER BE EXTENDED, AND UNDER WHAT CIRCUMSTANCES?

    Yes. The Company has the right to extend the Offer deadline at any time by giving written notice to Continental Stock Transfer & Trust Company, the Depositary for the Offer. See "THE OFFER - 1. Terms of the Offer."

HOW WILL I BE NOTIFIED IF THE OFFER IS EXTENDED?

    The Company can extend the offering period in its sole discretion. If the Company decides to extend the offering period, it will publicly announce the extension before 5:00 p.m., Pacific Time, on the next business day after the previously scheduled expiration date. See "THE OFFER - 1. Terms of the Offer."

WHAT WILL HAPPEN TO SHARES NOT TENDERED IN THE OFFER?

    Shares not tendered in the Offer will remain outstanding. However, the trading market for any shares not tendered may be even more limited than the current trading market. See "SPECIAL FACTORS - 2.B. Certain Effects of the Offer."

IS THE COMPANY MAKING ANY RECOMMENDATION ABOUT THE OFFER?

    No. The Company expresses no opinion and remains neutral with respect to whether stockholders should tender shares in response to the Offer. Stockholders should determine whether or not to accept the Offer based upon their own assessment of current market value, liquidity needs and investment objectives. See "SPECIAL FACTORS - 3. Fairness."

WHAT ARE THE MOST SIGNIFICANT CONDITIONS TO THE OFFER?

    The Company is not required to complete the Offer unless the conditions to the Offer are met. The most significant conditions are: the absence of governmental or court action prohibiting the Offer; the absence of any third party proposals regarding a tender or exchange offer, merger, business combination or other similar transaction involving us; no material change in our business condition (financial or otherwise), assets, income, operations, prospects or stock ownership. Other important conditions to the Offer are described in "THE OFFER - 9. Conditions to the Offer." Any of these conditions may be waived by the Company.

HOW DO I TENDER MY SHARES?

    To tender your shares, you must do one of the following:

    (1) If you are a record holder (i.e., a stock certificate has been issued to you), you must complete and sign the applicable enclosed Letter of Transmittal and send it with your stock certificate to Continental Stock Transfer & Trust Company, or follow the procedures described in this Offer to Purchase for book-entry transfer in "THE OFFER - 3. Procedures for Accepting the Offer and Tendering Shares." These materials must reach Continental Stock Transfer & Trust Company before the Offer expires. Detailed instructions are contained in the Letter of Transmittal and in "THE OFFER - 3. Procedures for Accepting the Offer and Tendering Shares."

    (2) If you are a record holder, but your stock certificate is not available, or you cannot deliver it to Continental Stock Transfer & Trust Company before the Offer expires, you may be able to tender your shares using the enclosed Notice of Guaranteed Delivery. Please call Continental Stock Transfer & Trust Company for assistance.

    (3) If you hold your shares through a broker, bank or other nominee, you should contact your nominee and instruct them to tender your shares.

        See "THE OFFER - 3. Procedures for Accepting the Offer and Tendering Shares."

UNTIL WHAT TIME CAN I WITHDRAW PREVIOUSLY TENDERED SHARES?

        You can withdraw previously tendered shares until 5:00 p.m., Pacific Time, February 15, 2001, unless the Offer is extended. If the Offer is extended, you may withdraw previously tendered shares until the end of the extension period. See "THE OFFER - 4. Withdrawal Rights."

HOW DO I WITHDRAW PREVIOUSLY TENDERED SHARES?

    You can withdraw previously tendered shares by instructing Continental Stock Transfer & Trust Company. If you tendered your shares by giving instructions to a broker or bank, you must instruct the broker or bank to arrange for a withdrawal of your shares. See "THE OFFER - 4. Withdrawal Rights."

TO WHOM CAN I TALK IF I HAVE QUESTIONS ABOUT THE TENDER OFFER?

         You can call Gary L. Hess, President and CEO of the Company, at (707) 824-2548.

                           FORWARD LOOKING STATEMENTS

     Certain statements contained in, or incorporated by reference into, this Offer may be considered forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and
Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). These forward looking statements are based largely on the expectations of the Company and are subject to a number of risks and uncertainties, many of which are beyond the control of the Company. Actual results could differ materially from these forward looking statements as a result of certain factors, including but not limited to those described in the Annual Report on Form 10-K of the Company for the fiscal year ended June 30, 2000, which is incorporated herein by reference.

                                    IMPORTANT

    Any stockholder who would like to tender all or any portion of his or her shares of common stock of SonomaWest Holdings, Inc. should either: (i) complete and sign the Letter of Transmittal (or a facsimile thereof) in accordance with the instructions in the Letter of Transmittal, mail or deliver it (or such facsimile) and any other required documents to the Depositary, and either deliver the certificates for such common stock and any other required documents to the Depositary or tender such common stock pursuant to the procedure for book entry transfer set forth in "THE OFFER - 3. Procedures for Accepting the Offer and Tendering Shares;" or (ii) request his or her broker, dealer, commercial bank, trust company or other nominee to effect the transaction for him or her.

    Stockholders having common stock registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact the broker, dealer, commercial bank, trust company or other nominee if they desire to tender their shares.

    A Stockholder who desires to tender shares and whose certificates for the common stock to be tendered are not immediately available, or who cannot deliver the certificates for such common stock and all other required documents to the Depositary on or prior to the expiration date, or who cannot comply with the procedure for book entry transfer on a timely basis, may tender his or her Shares by following the procedures for guaranteed delivery set forth in "THE OFFER - 3. Procedures for Accepting the Offer and Tendering Shares."

                                  INTRODUCTION

    SonomaWest Holdings, Inc., a California corporation (the "Company"), hereby offers to purchase up to 375,000 shares (or such lesser number of shares that are properly tendered) of its common stock, no par value (the "Shares"), at a purchase price of $8.00 per Share, net to the selling stockholder in cash, without interest thereon (the "Purchase Price"), on the terms and subject to the conditions set forth in this Offer to Purchase and in the Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the "Offer").

    If you are the record owner of your Shares and you tender your Shares to the Company in the Offer, you will not have to pay brokerage fees or commissions. If you own your Shares through a broker or other nominee, and your broker tenders your Shares on your behalf, your broker or nominee may charge you a fee for doing so.

    You should consult with your broker or nominee to determine whether any charges will apply. Except as described in Instruction 6 of the Letter of Transmittal, you will not be required to pay stock transfer taxes on the purchase of the Shares in the Offer. However, if you do not complete and sign the Substitute Form W-9 that is included in the Letter of Transmittal, you may be subject to a required backup federal income tax withholding of 31% of the gross proceeds payable to you. See "THE OFFER - 3. Procedures for Accepting the Offer and Tendering Shares." The Company will pay all charges and expenses of Continental Stock Transfer & Trust Company as depositary (the "Depositary") incurred in connection with the Offer. See "THE OFFER - 3. Procedures for Accepting the Offer and Tendering Shares."

    The Offer will expire at 5:00 p.m., Pacific Time, on February 15, 2001, unless we extend it.

    This Offer to Purchase and the Letter of Transmittal contain important information which you should read carefully before you make any decision with respect to the Offer.

                                 SPECIAL FACTORS

1.       BACKGROUND

    The Company is currently going through a period of corporate restructuring. Since the Company acquired certain of the assets and liabilities of Made in Nature, Inc. in June 1998, the Company has operated in three business segments: industrial dried fruit ingredients, organic packaged foods and real estate. In August 1999, the decision was made to sell or discontinue all product lines in the Company's industrial dried fruit ingredients business segment. In January 2000, the Company decided to sell or discontinue its organic packaged foods business. These decisions were consistent with our previously stated objective of strategically reorienting the Company away from low-margin, seasonal, asset-intensive businesses. As a result of these decisions, both business segments are considered discontinued operations and their operating results, results of cash flows, net assets and liabilities are reflected outside of the Company's continuing operations. The Company's sole remaining line of business is its real estate management and rental operations.

    The Company's plan is to focus on the development and leasing of its Sonoma County, California real estate and the strategic redeployment of its capital. The Company has completed the conversion to cash of essentially all non-real estate assets with the exception of certain inventories that are still being liquidated. The Company is actively marketing all remaining assets of its discontinued businesses (primarily inventory), but there can be no assurances that there will be a sale of all or any of the remaining assets.

    In furtherance of the Company's intent to strategically re-deploy capital, the Company recently announced its commitment to a $3 million investment in MetroPCS, Inc., a privately-held telecommunications company, which owns 30 megahertz bandwidth PCS (Personal Communication Service) licenses covering over 21 million people in the San Francisco Bay Area and two other attractive metropolitan U.S. markets: Miami and Atlanta. The Company will be a minority, passive investor in MetroPCS behind a lead investor group that includes one or more prestigious venture capital firms with telecommunications expertise.

    In fiscal 2000, the Company used a portion of the $16.1 million net proceeds from its discontinued businesses to pay off borrowings under its bank line of credit and retired a significant portion of its long-term debt. In August 2000, the Company elected to prepay in full a remaining stockholder note payable (scheduled to mature in 2003), in the amount of $564,000 plus accrued interest. The cash balances decreased from $8.4 million at June 30, 2000 primarily as a result of the stockholder note payoff and payments of liabilities regarding discontinued operations. Thus, the Company had cash of $ 7.4 million at September 30, 2000, and current maturities of long-term debt of $54,000.

    On August 9, 2000, the Board of Directors of the Company (the "Board") began discussion of a possible distribution to the stockholders of all cash remaining after the establishment of an appropriate reserve to cover forecasted cash expenditures in connection with the Company's real estate activities and to cover the Company's investment in MetroPCS. Several alternatives were considered including a cash tender offer to stockholders. The Company also considered a stockholder proposal to declare and pay a cash dividend.

2. PURPOSE OF THE OFFER; CERTAIN EFFECTS OF THE OFFER; PLANS OF THE COMPANY AFTER THE OFFER

     A.   PURPOSE AND REASON FOR THE OFFER.

     The purpose and the reason for the Offer is to allow those stockholders desiring to receive cash for all or a portion of their Shares at the present time an opportunity to do so at a premium over the recent trading prices for the Shares. The Board believes that this is an appropriate time for the Offer because of the significant changes the Company is going through. While the Board continues to believe that the Shares represent an attractive investment for its continuing stockholders, the Offer presents stockholders who may wish to receive an immediate cash premium for their Shares with an opportunity to realize such premium by tendering Shares in the Offer. In addition, the Offer provides stockholders who may not concur with the new direction of the Company and are considering a sale of all or a portion of their Shares with the opportunity to sell their Shares for cash, without the usual transaction costs associated with market sales. The Board considered and evaluated the possible alternatives to the Offer, such as a cash dividend but decided to reject such alternative because it was not as tax advantaged for the stockholders and proceeding with the Offer presented the best opportunity to maximize stockholder value.

     B.   CERTAIN EFFECTS OF THE OFFER.

     One possible effect of this Offer is that the Company may no longer be qualified to be listed on the NASDAQ National Market. The Common Stock is currently registered under the federal securities laws and traded on the NASDAQ National Market. One of the requirements for continued inclusion on NASDAQ is that the Company must have at least 300 round lot stockholders (those who own at least 100 shares of the common stock). As of January 2, 2001, the Company had approximately 629 round lot stockholders of the Company's common stock. It is possible that enough stockholders will tender their shares in the Offer such that the number of stockholders of the Company will fall under 300. If the Shares are delisted by NASDAQ, the Shares may only be quoted on the over-the-counter quotation system, and stockholders may find it more difficult to obtain accurate quotations for, or to dispose of, the Shares. However, because the trading market for the Shares is relatively low, the stockholders of the Shares may not really have what is considered one of the main advantages of owning shares in a public company--a liquid market for their shares.

     Further, while the Company currently does not plan to do so, the Company may be able to terminate its registration under the Securities Exchange Act of 1934 if the number of holders of record for the Shares after the Offer is completed is less than 300. The Common Stock is currently registered under the federal securities laws. If the Company terminates its registration with the SEC, the Shares may be subject to restrictions on transfer imposed by the federal securities laws.

     Terminating registration under the federal securities laws may be beneficial to the Company and the stockholders because the Company would be relieved of the burdens of being a public company such as: (i) preparing and filing with the SEC periodic reports under the Securities Exchange Act of 1934;
(ii) preparing, filing with the SEC and mailing to stockholders a proxy statement in connection with the annual stockholders meeting; (iii) the annual audit of the Company's financial statements; (iv) directors' fees and expenses; and (v) directors and officers liability insurance, all of which expenses could be eliminated if the Company were no longer subject to the reporting requirements of the Securities Exchange Act of 1934. Such expenses can amount to more than $200,000 annually. Additionally, the Company will be able to reduce its annual administrative expenses in connection with servicing the accounts of a reduced number of holders of the Shares and the Company believes that its flexibility in terms of decision-making and the pursuit of future strategic alternatives will be increased, since the obligation it has as a public company to publicly report all such decisions and developments will be eliminated. However, the Company currently does not intend to terminate registration of its securities with the SEC.

     Even if there is no termination of registration under the federal securities laws and the Common Stock is not delisted by NASDAQ, the Company's purchase of Shares pursuant to the Offer will reduce the number of holders of Shares and the number of Shares that might otherwise trade publicly. Depending upon the number of Shares so purchased, the liquidity and market value of the remaining Shares held by the public could be adversely affected. The extent of the public market for the Shares following a consummation of the Offer will depend on the number of holders that remain at such time, the interest in maintaining a market in the Shares on the part of securities firms and other factors. An issue of security with a smaller float may trade at lower prices than would a comparable issue of security with a greater float. Accordingly, the market price for Shares that are not tendered in the Offer may be adversely affected to the extent that the amount of Shares purchased pursuant to the Offer reduces the float. The reduced float also may have the effect of causing the trading prices of the Shares that are not tendered or purchased to be more volatile and causing a larger bid/ask price spread.

     As a result, Stockholders who determine not to accept the Offer will increase their proportionate interest in the Company, subject to the Company's right to issue additional shares and other equity securities in the future. However, such Stockholders may find it more difficult to dispose of their shares in a less liquid market.

     Following the expiration of the Offer, the Company may, in its sole discretion, determine to purchase any remaining Shares through privately negotiated transactions, open market purchases or otherwise, on such terms and at such prices as the Company may determine from time to time, the terms of which purchases or offers could differ from those of the Offer, except that the Company will not make any such purchases of Shares until the expiration of at least ten business days after the termination of the Offer. Any possible future purchases of Shares by the Company will depend on many factors, including the market price of the Shares, the Company's business and financial position, alternative investment opportunities available to the Company, the results of the Offer, and general economic and market conditions.

     In addition, any payments made to stockholders in consideration for their Shares also may be subject to challenge as a preference if such payments: (i) are made within 90 days of a bankruptcy filing by the Company (or within one year in the case of stockholders who are determined to be insiders of the Company); (ii) are made when the Company is insolvent; and (iii) permit the stockholders to receive more than they otherwise might receive in a liquidation under applicable bankruptcy laws. If such payments were deemed to be a preference, the full amount of such payments could be recovered by the Company as a debtor in possession or by the Company's trustee in bankruptcy, and the stockholder would be entitled to assert claims in respect of the Shares against the Company in its reorganization or bankruptcy case. The Company does not believe that it is currently insolvent, will be insolvent after giving effect to the Offer or will be insolvent within one year, although for purposes of the preference laws described above, the Company would be presumed insolvent for the 90 days preceding a bankruptcy or reorganization case.

     C.   PLANS OF THE COMPANY.

     The Company will retire the shares acquired in the Offer. Contemporaneously with the Offer, the business and operations of the Company will be continued by the Company substantially as they are currently being conducted as described in "SPECIAL FACTORS - 1. Background." Other than the changes and plans already described in this Offer, the Company has no current plans, proposals or negotiations which relate to or would result in: (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company; (ii) a purchase, sale or transfer of a material amount of assets of the Company; (iii) any material change in the present dividend policy; (iv) any other material change in the Company's corporate structure or business; (v) any change in the Company's Amended and Restated Certificate of Incorporation or Amended and Restated Bylaws or any actions that may impede the acquisition of control of the Company by any person; or (vi) any acquisition of the Company's securities.

3. FAIRNESS


     The Board has decided to set the Purchase Price at $8.00 per Share, which is an approximate 14% premium over the most recently reported bid price for the Shares. The Board also noted that the Offer Price was approximately $2.35 above current net book value (on a fully diluted basis). As such, the Offer may give holders of the Shares who are considering the sale of all or some of their Shares the opportunity to sell their Shares for a higher price than may have been available on the open market immediately prior to the announcement of the Offer and without the usual transaction costs associated with market sales. No commissions are payable to the Depositary by stockholders who tender their Shares in the Offer.

     The Board believes the Offer is fair to holders of the Shares and has unanimously approved the transaction. In evaluating the Offer, the Board relied upon its knowledge of the business, financial condition and prospects of the Company. In making its determination regarding the fairness of the Offer, the Board considered a number of factors, including the following:

     A.   CURRENT BUSINESS STRATEGY AND FUTURE PROSPECTS.

     The Board considered information provided by Company management as to the business, financial conditions, results of operations, current business strategy and future prospects of the Company, recent trends in the market in which the Company operates, the Company's position in such market and the historical and recent market prices for the Shares.

     B.   NET BOOK VALUE.

     The Board considered the net book value in evaluating the Offer. The audited financial statements for the most recently ended fiscal year (June 30, 2000) reflect total shareholders' equity of $9,235,000 which on 1,522,350 shares outstanding (non-diluted) approximately equals $6.07 per share. The comparable (unaudited) figures for the most recent fiscal quarter ended September 30, 2000 are $9,214,000 or approximately $6.05 per share. On a fully diluted basis, the above per share prices would be $5.66 per share and $5.65 per share, respectively.

     C.   CURRENT, HISTORICAL AND COMPARATIVE MARKET PRICES.

     In evaluating the Offer, the Board also considered the current and historical market prices of the Company's stock and the effect announcements of the repurchase program had on such market prices. On September 7, 2000, the Company announced that its Board was considering alternative uses of any cash balance in excess of that required for making its $3 million investment in MetroPCS and support of its real estate leasing and development activities. On November 8, 2000, the Company announced that its Board had authorized a program to repurchase up to 375,000 shares of the Company's stock at $8.00 per share subject to regulatory filings and approvals and approval by the Company's bank.

     In the 30-day period prior to the first announcement, the Company's stock traded in a range of $5.875 per share to $6.375 per share. The last close prior to the announcement was $6.00 per share. Subsequent to the first announcement and prior to the second announcement, the Company's stock traded in a range of $5.9375 per share to $7.50 per share with a last close prior to the announcement of $7.00. In the approximately six weeks that have transpired subsequent to the second announcement, the Company's stock traded in a range of $6.9375 per share to $7.3125 per share. The last close prior to the Board's analysis of the Offer is $6.9688 per share (December 19, 2000).

     The $8.00 per share price of the Offer represents a 33.3% premium over the price at which the Company's stock traded prior to both announcements, which is a 14.3% premium over the price at which the Company's stock traded just prior to the second announcement and a 14.8% premium over the last closing price.

     Further, in the 52 weeks prior to the Board's analysis of the Offer, the Company's stock traded in a price range from $4.625 per share to $7.50 per share, trading most of the time in a range of $5.25-$6.375 per share. The $8.00 per share price of the Offer represents a 32.0% and a 37.6% premium over the averages of these two ranges, respectively, and a premium of 6.7% over the maximum price at which the Company's stock traded during the entire period.

     In comparison to market averages, since the Company's first announcement of its intent to repurchase shares, the overall NASDAQ market average is down approximately 40%. During this same time frame, the Dow Jones Industrial average is down about 8% and the Standard and Poor's 500 index is down about 12%. Over the past 12 months the major market indexes have changed as follows: Dow Jones Industrial Average (-7.9%), Dow Jones United States Total Market (-12.4%), Standard and Poor's 500 (-11.9%), NASDAQ Composite (-40.8%) and Russell 2000 (-7.1%).

     D.   GOING CONCERN VALUE.


     The Board also took into account the going concern of the Company in evaluating the Offer. Essentially, the Company's activities include leasing its real estate (largely its former production and warehousing facilities) and making passive investments with its cash (i.e., the $3 million investment in MetroPCS).

     While the Board believes that its MetroPCS investment has a good chance of an above average risk-adjusted return and recent FCC re-auctions of similar bandwidth were at prices which support the Board's judgment, by its very nature, this venture capital investment involves risk and could result in investment loss.

     With respect to the real estate, it was last appraised in 1998 when the Company was operating as a specialty drier of fruits. At that point, the appraised value of all of the Company's real estate was just over $13 million. Today, the Company's real estate consists of partially empty facilities with a range of short and longer-term tenants. The large, north facility in particular has a high vacancy rate (58%). Almost half of the occupied area is under short term leases. The Company has not been able to locate an anchor tenant for this facility in over 16 months of effort and despite a strong local real estate market. The buildings are old (one over 100 years), not constructed to meet all current building standards and inefficiently laid out.

     A potentially valuable aspect of the facility is the waste water processing system. However, upon shutdown, the Company's former waste water processing permit was terminated and the Company has been operating with temporary permits pending receipt of regular permits. There is no assurance that the Company will be able to obtain the necessary waste water processing permits that will be necessary to maximize the value of the facility. In addition, the Company anticipates that its permission to continue to discharge waste water into surface waters will be more difficult to obtain over time and will require substantial capital and annual expenditures. The current zoning of the facility limits the uses to which prospective tenants may make use of the property generally for agricultural processing uses. The Company is seeking a broadened use permit for the property and potentially a rezoning. If the Company is not successful in obtaining appropriate zoning or permitting for a broader use of the property, its value may be adversely affected.

     Currently, the Company needs additional net lease revenue of approximately $65,000 per month to achieve breakeven results on a cash basis. At the current rate of negative cash flow (assuming no new tenants ) and taking into account all budgeted liabilities (including the MetroPCS investment and the $3 million share repurchase program), the Company estimates that its cash reserves will be exhausted within two years. In such event, the Company may have to seek to borrow additional operating capital or sell its properties.

     If the Company were able to lease out 90% of the available space at both facilities at rates toward the high end of what the Company believes may be achievable, the Company believes that it could have annual gross revenues of $2,050,000, an increase of $877,000 from today. The Company does not believe that so long as it remains a public company even with radical, and very difficult to achieve, cuts in cost, the Company could produce more than $800,000 in annual cash flow. The Company is uncertain as to the value which would be attributed to this cash flow and the Company's investment in MetroPCS.

     E.   LIQUIDATION VALUE.


     In 1998 for purposes of obtaining a loan, Wells Fargo Bank had the Company's real estate appraised. The appraised value of such real estate was just over $13 million. The Company believes that the south facility could be sold for approximately $4.2 million. Because of the shutdown, tenant status, permit and zoning issues and condition of the buildings the Company is uncertain as to the net realizable value of the north facility. If the properties could be sold for their 1998 appraised values, the Company would have net proceeds after income taxes and payment of debt approximately $6.26 million.

     The Company currently has about $7.5 million in cash (assuming that the Company can and does revoke the remainder of its commitment to invest in MetroPCS). In addition, the Company would realize $546,854 on the exercise of the 108,074 options outstanding (all of the outstanding options have strike prices below $8.77 per share).

     As a result, the total liquidation value is approximately $14,306,854 ($6,260,000 in real estate plus $8,046,854) or $8.77 per share. This value does not take into account the expenses which would be incurred in connection with the liquidation of the Company following such sales.

     F.   REPORTS, OPINIONS OR APPRAISALS.


     The Company has not received any report, opinion or appraisal from an outside party that is materially related to the Offer for the Shares. The Board elected not to retain an unaffiliated representative or to obtain a report, opinion or appraisal because the Board determined that the cost of retaining a representative or of obtaining a report, opinion or appraisal would not be justified given the relatively small dollar value of the transaction.

     G.   FIRM OFFERS.


     Other than the transactions described in this Statement, no firm offers were made by any person in the past two years for merger, consolidation, sale or transfer of all or any substantial part of the assets of the Company, or the purchase of the Company's securities that would enable such purchaser to exercise control of the Company.

     H.   CONTINGENT OBLIGATIONS; LITIGATION.

     The Board considered the potential affect of the contingent obligations of the Company with respect to the local apple growers litigation. On February 23, 2000, several local apple growers filed a complaint in the United States District Court for the Northern District of California naming the Company and Tree Top, Inc. as defendants. The complaint alleged that the July 1999 sale of the Company's apple ingredients business to Tree Top, Inc. was an unlawful combination in restraint of trade in the dried apple business under federal and California law, that the Company conspired with Tree Top, Inc. to monopolize the dried apple business, and that such acts also constituted unlawful business practices under the California Business and Professions Code. The suit sought treble damages, punitive damages, interest and attorney fees, all in unnamed amounts. On August 4, 2000, the Company's motion to dismiss the complaint was granted with leave to amend. To date there has been no amendment. The Board believes that the suit was without merit and will defend the Company vigorously should an amended complaint be filed.



     Although the Board believes that the Offer is fair, neither the Board nor the Company is making a recommendation as to whether holders should tender their Shares. Stockholders of the Shares should determine whether to accept the Offer based upon their own assessment of current market value of the Shares, liquidity needs and investment objectives. None of the directors of the Company have retained an unaffiliated representative to act solely on behalf of unaffiliated stockholders for the purposes of negotiating the terms of the Offer. There is no stockholder vote required in connection with the Offer. There are no appraisal rights available to holders of the Shares in connection with the Offer.

4. MATERIAL FEDERAL INCOME TAX CONSEQUENCES

     A.   GENERAL.

     This summary of federal income tax consequences is not intended to be a complete discussion of all possible federal income tax consequences that you may have by selling your Shares in the Offer. It is not intended as a substitute for careful tax planning. The applicability of federal income tax laws to stockholders owning the Shares will vary from one stockholder to another, depending upon each stockholder's tax situation. Accordingly, you are advised to consult with your own attorneys, accountants and other tax advisors as to the effect on your own tax situation of selling your Shares.

     The following discussion of the federal income tax consequences does not purport to discuss all aspects of federal, state and local tax laws which may affect you. Instead, it focuses on the federal income tax consequences of a typical stockholder. This discussion of federal income tax consequences is based upon the Internal Revenue Code of 1986, as amended (the "Code"), and upon regulations, revenue rulings, court decisions and administrative authorities governing the Code, as of the date of this Offer, and related documents and factual representations made by the Company. Many of the provisions of the Code which are discussed in this summary were added or amended by one or more of the tax acts passed by Congress from 1987 to the present, including 1999 legislation. Legislation proposed in 2000, but not signed into law or enacted, is not considered in this discussion. In many instances, the Internal Revenue Service ("IRS") has not issued regulations or rulings setting forth its interpretation of provisions discussed in this summary, or the courts have not yet ruled on relevant issues. The following discussion is subject to both the accuracy of facts and assumptions, and the continued applicability of such legislative, administrative and judicial authorities, all of which authorities are subject to change, possibly retroactively. Subsequent changes in such authorities may cause the tax consequences to vary substantially from the consequences described below, and any such change could be retroactively applied in a manner that could adversely affect the tax consequences to you of disposing of the Shares.

     Furthermore, in an effort to provide guidance to taxpayers as expeditiously as possible, the IRS in many cases adopts its proposed regulations in temporary form or issues announcements or notices of its position. Temporary regulations, announcements and notices may differ significantly from, or be contrary to, the interpretation ultimately adopted by the IRS or the courts. You are urged, therefore, to seek independent advice in evaluating the merits of this discussion, and specifically, evaluating those provisions of the Code which may have a material affect on your disposition of the Shares.

     The discussion below is directed primarily to an individual stockholder who owns the Shares and who is a United States person (as determined for federal income tax purposes). Except as specifically noted, the discussion does not address all of the federal income tax consequences that may be relevant to you in light of your particular circumstances. In particular, if you are a partnership, corporation, trust or estate, or if you are subject to special rules, such as certain financial institutions, tax exempt entities, foreign corporations, non-resident alien individuals, regulated investment companies, insurance companies, dealers in securities or traders in securities who elect to mark-to-market, or if you own Common Stock or Preferred Stock of the Company as part of a "straddle," "synthetic security," "hedge," "conversion transaction" or other integrated investment, then you should seek independent advice in evaluating the merits of this discussion and, specifically, in evaluating the provisions of the Code which may have a material effect upon your decision to dispose of Common Stock in the Company. Furthermore, the discussion deals only with Common Stock of the Company held as "capital assets" within the meaning of
Section 1221 of the Code.

     B.   SALE OR EXCHANGE TREATMENT FOR STOCKHOLDERS.


     Assuming that the Company redeems all of the outstanding Shares that you own in the Company such that you no longer own an interest in the Company, then you should, upon the redemption of the Shares, recognize a gain or loss for federal income tax purposes in an amount equal to the difference between the amount realized and your adjusted tax basis in the Shares redeemed. Such gain or loss should be long-term capital gain or loss if you held the Shares for more than one year. If you sell your Shares at a profit within 12 months of purchasing them, any gain would be taxed at ordinary income tax rates, but any loss upon the sale of your Shares that are held for fewer than 12 months will generally be a short-term capital loss. Net capital losses may offset no more than

$3,000 of ordinary income in the case of individuals and may only offset capital gain in the case of a corporation. If you are an individual, you should be able to carry over unused capital losses to later tax years until such net capital losses are exhausted. If you are a corporation, you may carry an unused capital losses back three years from the loss year and carry forward five years from the loss year to offset capital gains.

     If you elect to tender only a portion of your Shares in the Company, the redemption may still qualify for sale or exchange treatment. A redemption of your Shares would qualify as a sale or exchange if a three-part safe harbor is met. To satisfy the safe harbor, immediately after the purchase: (i) you must own less than 50% of the total combined voting power of all classes of stock entitled to vote; (ii) your percentage interest of voting stock in the Company after the redemption is less than 80% of your percentage interest of voting stock immediately before the redemption; and (iii) your percentage interest of all common stock of the Company (whether voting or non-voting) after the redemption is less than 80% of your percentage interest of all common stock before the redemption.

     If you do not qualify under the three-part safe harbor outlined above, a third provision, Code Section 302(b)(1), permits sale or exchange treatment to apply to a redemption of your Shares by the Company if the purchase is "not essentially equivalent to a dividend." In order to be "not essentially equivalent to a dividend," the redemption must result in a meaningful reduction of your proportionate interest in the Company, taking into consideration shares attributed to you under the constructive ownership rules discussed below. This is a vague standard, dependent upon the facts and circumstances of each individual situation, which does not easily lend itself to clear guidelines. If you do not qualify for sale or exchange treatment under the first two tests outlined above, you should review your situation with a tax advisor to determine whether you could contend that a purchase of your Shares by the Company is "not essentially equivalent to a dividend."

     Finally, if you are an individual stockholder, and not a corporation, the redemption of your shares may qualify for sales or exchange treatment if the redemption is made in partial liquidation of the Company. Application of this provision, however, is viewed from the perspective of the Company, rather than your own individual circumstances.

     C.   ATTRIBUTION TO YOU OF SHARES OWNED BY OTHERS.


     For purposes of the tests set forth in Section B above, the Code treats Shares in the Company that are owned by persons or entities that are related to you as owned by you directly. In certain circumstances, the attribution rules may be waived. For instance, in determining whether your interest in the Company has completely terminated, Shares that are attributed to you from family members can be waived if you comply with certain statutory requirements. You should review these provisions carefully with a tax advisor before determining whether or not a sale or exchange of your Shares has occurred.

     D.   DIVIDEND TREATMENT.

     If the redemption does not qualify for treatment as a sale or exchange, you will be treated as having received a distribution of property from the Company at the time that your Shares are redeemed. The tax impact upon you of such a distribution depends upon the applicable provisions of Code Section 301(c). A distribution is treated as a dividend to you to the extent that the Company has either earnings and profits accumulated from prior operations or earnings and profits of the tax year in which the distribution occurs. Because the Company had retained earnings of $5,874,000 as of June 20, 2000, it is possible that the IRS may characterize the distribution as a dividend.

     Proceeds from the distribution would then be applied against and reduce the adjusted basis that you have in the Shares being redeemed. Finally, if the distribution exceeds the adjusted basis that you have in the Shares being redeemed, you would recognize a capital gain on the excess for federal income tax purposes.

     E.   WITHHOLDING OF TAXES.

     Under Code Section 3406, the Company may be required to withhold 31% of the distributions (known as "backup withholding") that would otherwise be made to you for federal income tax purposes. Only in certain circumstances is the Company required to engage in backup withholding. These rules apply to stockholders who fail to furnish information to the Company or if the Company receives a notice that you have failed to include interest or dividend payments on returns that were to have been filed with the IRS. Any tax that is withheld can be claimed as a credit on your federal income tax return. You should consult with your own tax advisor as to the impact of the backup withholding rules upon your situation. These rules may apply whether the payments are treated as capital gain transactions to you or as dividend distributions to you under the discussion immediately above.

     F.   CONCLUSION REGARDING TAX TREATMENT OF THE COMPANY AND STOCKHOLDERS.

     This summary of the federal income tax consequences set forth above is not intended to be a complete summary of the tax consequences to you if you tender Shares in the Offer. It is not intended as a substitute for careful tax planning. The applicability of the tax laws to stockholders will vary from one stockholder to another, depending upon each stockholder's individual tax situation. Accordingly, you are advised to consult with one of your own attorneys, accountants and other personal tax advisors as to the effect on your tax situation of the proposed purchase of your Shares.

     You should also be aware that the redemption of the Shares that you own in the Company will likely have income tax consequences to you under state income tax laws (including withholding obligations), depending upon the laws of the state in which you reside. You should consult your tax advisor about the income tax impact upon you of any state income taxation of the purchased Shares, if you reside in a state which imposes a state income tax.

     The federal income tax discussion set forth above is included for general information only. You are urged to consult your tax advisor with respect to the specific tax consequences to you of the Offer, including federal, state, local and foreign tax consequences.

5. FINANCING OF THE OFFER

     The total amount of funds required by the Company to purchase the Shares is expected to be approximately $3.05 million. The Company will provide the funds needed from cash currently held by the Company.

6. BENEFICIAL OWNERSHIP OF THE STOCK

     The following table, based in part upon information supplied by officers, directors and principal stockholders, set forth certain information known to the Company with respect to beneficial ownership of the Company's Common Stock as of September 13, 2000, by: (i) each beneficial owner of more than 5% of the Company's Common Stock; (ii) the Company's Chief Executive Officer and each of the four other most highly compensated executive officers whose aggregate compensation exceeded $100,000 for the fiscal year ended June 30, 2000, (collectively, the "Named Executive Officers"); (iii) each director of the Company; and (iv) all directors and executive officers of the Company as a group. Except as otherwise indicated, each person has sole voting and investment power with respect to all shares shown as beneficially owned, subject to community property laws where applicable. Voting power is the power to vote or direct the voting of securities, and investment power is the power to dispose of or direct the disposition of securities.

         The table below presents the security ownership of the Company's Directors, Named Executive Officers, and all directors and executive officers as a group as of September 13, 2000.


                                                        Shares Beneficially Owned (a)
                                                        -------------------------
  Name of Beneficial Owner                                     Number            Percent
  ------------------------                                     ------            -------
  Gary L. Hess                                               115,017(b)             7.1%
  Roger S. Mertz                                              55,266(c)             3.6%
  Fredric Selinger                                             7,000(d)                *
  Craig R. Stapleton                                         431,716(e)            28.3%
  All directors and executive officers as a
  group (5 persons)                                          608,999               39.9%

  --------
* Does not exceed 1% of the referenced class of securities.

(a) Shares listed in this column include all shares held by the named individuals and all directors and executive officers as a group in their own names and in street name and also includes all shares allocated to the accounts of the named individuals and all directors and executive officers as a group under the Company's Employee Stock Purchase Plan. Security ownership information for beneficial owners is taken from statements filed with the Securities and Exchange Commission pursuant to Sections 13(d), 13(g) and 16(a) and information made known to the company. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock subject to options that are currently exercisable or exercisable within 60 days of September 13, 2000 are deemed to be outstanding for the purpose of computing the percentage ownership of the person holding those options, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of beneficial ownership is based on 1,522,350 shares of common stock outstanding as of September 13, 2000.

(b) Includes 25,543 shares owned directly and 89,474 shares issuable upon the exercise of stock options.

(c) Includes 44,266 shares owned directly, 5,000 shares issuable upon the exercise of stock options, and 6,000 shares held by Mr. Mertz as trustee and to which Mr. Mertz disclaims any beneficial interest.

(d) Includes 2,000 shares owned directly and 5,000 shares of issuable upon the exercise of stock options.

(e) Includes 279,866 shares owned directly by Mr. Stapleton or trusts for the benefit of Mr. Stapleton, 5,000 shares issuable upon the exercise of stock options, 61,950 shares as trustee of a trust for the benefit of his children and certain other relatives and to which Mr. Stapleton disclaims any beneficial interest, and 84,900 shares owned by Mr. Stapleton's wife and children to which Mr. Stapleton disclaims any beneficial interest.

     The Company, upon inquiry, believes Roger S. Mertz, a director, intends to tender 6,000 shares which are owned by a trust of which Mr. Mertz is the Trustee but has no beneficial interest. The Company also believes that certain relatives of directors intend to tender an aggregate of 34,750 shares. The officers and directors of the Company reserve the right to tender some or all of their shares pursuant to the Tender Offer.

7. TRANSACTIONS AND ARRANGEMENTS CONCERNING SHARES

     On January 9, 1998 the Company repurchased 94,000 shares of the Company's stock from Catherine C. Boothe for $6.00 per share. On January 20, 1998 the Company repurchased 42,000 shares of its stock from Kenneth P. Gill, a former president and director of the Company, and another 3,100 shares from a trust established by Mr. Gill for his grandchildren, all at $6.00 per share. In the year prior to that, both the Company and certain members of the Board purchased shares at $5.00 per share each from a block offered to the Company by an affiliate of one of its market makers. To the Company's knowledge, no transactions in the Shares have been effected during the past 60 days by the Company or its executive officers, directors, affiliates or subsidiaries, or by executive officers, directors or affiliates of its subsidiaries.

                                    THE OFFER

1. TERMS OF THE OFFER

     Upon the terms and subject to the conditions of the Offer, the Company will purchase up to 375,000 shares of the Company's common stock that are validly tendered by stockholders and not properly withdrawn (in accordance with "THE OFFER - 4. Withdrawal Rights") prior to the Expiration Date at $8.00 per share. The later of 5 p.m. Pacific time, on Thursday, February 15, 2001, or the latest time and date to which the Offer is extended, is referred to herein as the "Expiration Date." The Company may extend the Expiration Date for an additional period or periods of time by making public announcement and giving oral or written notice of the extension to the Depositary. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer and subject to your right to withdraw the Shares. See "THE OFFER - 4. Withdrawal Rights." The Offer is not conditioned on any minimum number of Shares being tendered.

     Subject to the applicable regulations of the SEC, the Company also reserves the right, in its sole discretion, at any time or from time to time, to: (i) terminate the Offer (whether or not any Shares have previously been purchased) if any condition referred to in "THE OFFER - 9. Conditions to the Offer" has not been satisfied; and (ii) waive any condition or otherwise amend the Offer in any respect, in each case, by giving oral or written notice of the termination, waiver or amendment to the Depositary and, other than in the case of any waiver, by making a public announcement thereof.

     The rights the Company reserves in the preceding paragraph are in addition to its rights described in "THE OFFER - 9. Conditions to the Offer." Any extension, termination or amendment of the Offer will be followed as promptly as practicable by a public announcement. An announcement in the case of an extension will be made no later than 5:00 p.m., Pacific Time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which we may choose to make any public announcement, subject to applicable law (including Rules 13e-4(e), 14d-4(d) and 14d-6(c) under the Exchange Act, which require that material changes be promptly disseminated to holders of Shares), the Company will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release.

     If the Company makes a material change in the terms of the Offer, or if the Company waives a material condition to the Offer, the Company will extend the Offer and disseminate additional tender offer materials to the extent required by Rules 13e-3(e), 13e-4(e), 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which a tender offer must remain open following material changes in the terms of the offer, other than a change in price or a change in percentage of securities sought, depends upon the facts and circumstances, including the materiality of the changes. In the SEC's view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders, and, if material changes are made with respect to information that approaches the significance of price and the percentage of securities sought, a minimum of ten business days may be required to allow for adequate dissemination and investor response. With respect to a change in price, a minimum ten-business-day period from the date of the change is generally required to allow for adequate dissemination to stockholders. Accordingly, if prior to the Expiration Date, the Company decreases the number of Shares being sought, or increases or decreases the consideration offered pursuant to the Offer, and if the Offer is scheduled to expire at any time earlier than the period ending on the tenth business day from the date that notice of the increase or decrease is first published, sent or given to holders of the Shares, the Company will extend the Offer at least until the expiration of such period of ten business days. For purposes of the Offer, a "business day" means any day other than a Saturday, Sunday or a federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, Pacific Time.

     Consummation of the Offer is conditioned upon satisfaction of the conditions set forth in "THE OFFER - 9. Conditions to the Offer." The Company reserves the right (but is not obligated), in accordance with applicable rules and regulations of the SEC, to waive any or all of those conditions. If, by the Expiration Date, any or all of those conditions have not been satisfied, the Company may elect to: (i) extend the Offer and, subject to applicable withdrawal rights, retain all tendered Shares until the expiration of the Offer, as extended, subject to the terms of the Offer; or (ii) terminate the Offer and not accept for payment any Shares and return all tendered Shares to tendering stockholders. In the event that the Company waives any condition set forth in "THE OFFER - 9. Conditions to the Offer," the SEC may, if the waiver is deemed to constitute a material change to the information previously provided to the stockholders, require that the Offer remain open for an additional period of time and/or that the Company disseminates information concerning such waiver.

     This Offer to Purchase, the Letter of Transmittal and other relevant materials will be mailed to record holders of the Shares and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the security holder lists or, if applicable, who are listed as participants in a clearing agency's security position listing, for forwarding to beneficial owners of Shares.

2. ACCEPTANCE FOR PAYMENT AND PAYMENT

     Upon the terms and subject to the conditions of the Offer (including, if the Company extends or amends the Offer, the terms and conditions of the Offer as so extended or amended), the Company will purchase, by accepting for payment, and will pay for, all Shares validly tendered and not withdrawn (as permitted under "THE OFFER - 4. Withdrawal Rights") prior to the Expiration Date promptly after the Expiration Date if all of the conditions to the Offer set forth in "THE OFFER - 9. Conditions to the Offer" have been satisfied or waived on or prior to the Expiration Date.

     In all cases, the Company will pay for the Shares purchased in the Offer only after timely receipt by the Depositary of: (i) certificates representing the Shares ("Share Certificates") or timely confirmation (a "Book-Entry Confirmation") of the book-entry transfer of the Shares into the Depositary's account at The Depository Trust Company (the "Book-Entry Transfer Facility") pursuant to the procedures set forth in "THE OFFER - 3. Procedures for Accepting the Offer and Tendering Shares;" (ii) the Letter of Transmittal (or a facsimile), properly completed and duly executed, with any required signature guarantees or an Agent's Message (as defined below) in connection with a book-entry transfer; and (iii) any other documents that the Letter of Transmittal requires. Accordingly, payment may be made to tendering Stockholders at different times. See "THE OFFER - 3. Procedures for Accepting the Offer and Tendering Shares" for a description of the procedure for tendering Shares pursuant to this Offer.

     The term "Agent's Message" means a message, transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares which are the subject of the Book-Entry Confirmation that the participant has received and agrees to be bound by the terms of the Letter of Transmittal and that we may enforce that agreement against the participant.

     For purposes of the Offer, the Company will be deemed to have accepted for payment, and purchased, Shares validly tendered and not withdrawn if, as and when the Company gives oral or written notice to the Depositary of acceptance of the Shares for payment pursuant to the Offer. In all cases, upon the terms and subject to the conditions of the Offer, payment for the Shares purchased pursuant to the Offer will be made by deposit of the Purchase Price for the Shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from the Company and transmitting payment to validly tendering stockholders.

     Under no circumstances will the Company pay interest on the Purchase Price regardless of any extension of the Offer or any delay in making such payment.

     If the Company does not purchase any tendered Shares pursuant to the Offer for any reason, or if you submit Share Certificates representing more Shares than you wish to tender, the Company will return the Share Certificates representing unpurchased or untendered Shares, without expense to you (or, in the case of Shares delivered by book-entry transfer into the Depositary's account at the Book-Entry Transfer Facility pursuant to the procedures set forth in "THE OFFER - 3. Procedures for Accepting the Offer and Tendering Shares," the Shares will be credited to an account maintained within the Book-Entry Transfer Facility), as promptly as practicable following the expiration, termination or withdrawal of the Offer.

     If, prior to the expiration date, the Company increases the Purchase Price offered to holders of Shares in the Offer, the Company will pay the increased price to all holders of Shares that we purchase in the Offer, whether or not the Shares were tendered before the increase in price.

3. PROCEDURES FOR ACCEPTING THE OFFER AND TENDERING SHARES

     A.   GENERAL.

     To tender Shares pursuant to this Offer, you must deliver before the Expiration Date to the Depositary at its addresses set forth on the back cover of this Offer: (i) either (A) the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, together with any required signature guarantees (and any other documents required by the Letter of Transmittal) or (B) an Agent's Message in connection with a book-entry delivery of shares; and (ii) either (A) the Share Certificates for the tendered Shares must be received by the Depositary at one of such addresses; (B) the Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary; or (C) you must comply with the guaranteed delivery procedures described below.

     The method of delivery of Shares, the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility, is at your option and sole risk, and delivery will be considered made only when the Depositary actually receives the Shares. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, you should allow sufficient time to ensure timely delivery.

     B.   BOOK-ENTRY TRANSFER.

     The Depositary will make a request to establish an account with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer the Shares into the Depositary's account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility's procedures. However, although Shares may be delivered through book-entry transfer into the Depositary's account at the Book-Entry Transfer Facility, the Depositary must receive the Letter of Transmittal (or facsimile), properly completed and executed, with any required signature guarantees, or an Agent's Message in connection with a book-entry transfer, and any other required documents, at one of its addresses set forth on the back cover of this Offer to Purchase on or before the Expiration Date, or you must comply with the guaranteed delivery procedure set forth below. Delivery of documents to the Book-Entry Transfer facility in accordance with the Book-Entry Transfer Facility's procedures does not constitute delivery to the Depositary.

     C.   SIGNATURE GUARANTEES.

     A bank, broker, dealer, credit union, savings association or other entity which is a member in good standing of the Securities Transfer Agents Medallion Program (an "Eligible Institution") must guarantee signatures on all Letter of Transmittal, unless the Shares tendered are tendered: (i) by a registered holder of Shares who has not completed either the box labeled "Special Payment Instructions" or the box labeled "Special Delivery Instructions" on the Letter of Transmittal; or (ii) for the account of an Eligible Institution. See Instruction 1 of the Letter of Transmittal.

     If the Share Certificates are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made to, or Share Certificates for unpurchased Shares are to be issued or returned to, a person other than the registered holder, then the tendered certificates must be endorsed or accompanied by appropriate stock powers, signed exactly as the name or names of the registered holder or holders appear on the certificates, with the signatures on the certificates or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

     If the Share Certificates are forwarded separately to the Depositary, a properly completed and duly executed Letter of Transmittal (or facsimile) must accompany each delivery of Share Certificates.

     D.   GUARANTEED DELIVERY.

     If the Share Certificates are not immediately available or time will not permit all required documents to reach the Depositary on or before the Expiration Date or the procedures for book-entry transfer cannot be completed on time, the Shares may nevertheless be tendered if you comply with all of the following guaranteed delivery procedures:

               (i)  tender is made by or through an Eligible Institution;

               (ii) the Depositary receives, as described below, a properly completed and signed Notice of Guaranteed Delivery, substantially in the form made available by us, on or before the Expiration Date; and

              (iii) the Depositary receives the Share Certificates (or a
                    Book-Entry Confirmation) representing all tendered Shares, in proper form for transfer together with a properly completed and duly executed Letter of Transmittal (or facsimile), with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message) and any other documents required by the Letter of Transmittal within three trading days after the date of execution of the Notice of Guaranteed Delivery.

     The Notice of Guaranteed Delivery may be delivered by hand, mail or facsimile transmission to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.

     Notwithstanding any other provision of the Offer, we will pay for Shares only after the conditions to the Offer have been met and only after timely receipt by the Depositary of Share Certificates for, or of Book-Entry Confirmation with respect to, the Shares, a properly completed and duly executed Letter of Transmittal (or facsimile thereof), together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message) and any other documents required by the appropriate Letter of Transmittal. Accordingly, payment might not be made to all tendering stockholders at the same time, and will depend upon when the Depositary receives Share Certificates or Book-Entry Confirmation that the Shares have been transferred into the Depositary's account at the Book-Entry Transfer Facility.

     E.   BACKUP FEDERAL INCOME TAX WITHHOLDING.

     Under the backup federal income tax withholding laws applicable to certain stockholders (other than certain exempt stockholders, including, among others, all corporations and certain foreign individuals), the Depositary may be required to withhold 31% of the amount of any payments made to those stockholders pursuant to the Offer. To prevent backup federal income tax withholding, you must provide the Depositary with your correct taxpayer identification number and certify that you are not subject to backup federal income tax withholding by completing the Substitute Form W-9 included in the Letter of Transmittal. See Instruction 9 of the Letter of Transmittal.

     F.   DETERMINATION OF VALIDITY.

     All questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by the Company, in its sole discretion, which determination will be final and binding on all parties. The Company reserves the absolute right to reject any or all tenders determined by it not to be in proper form or the acceptance of or payment for which may, in the opinion of counsel for the Company, be unlawful. The Company also reserves the absolute right to waive any of the conditions of the Offer or any defect or irregularity in any tender of Shares of any particular stockholder whether or not similar defects or irregularities are waived in the case of other stockholders.

     The Company's interpretation of the terms and conditions of the Offer will be final and binding. No tender of Shares will be deemed to have been validly made until all defects and irregularities with respect to the tender have been cured or waived by the Company. None of the Company nor any of its affiliates or assigns, the Depositary or any other person or entity will be under any duty to give any notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

     G.   BINDING AGREEMENT.

     The Company's acceptance for payment of Shares tendered pursuant to any of the procedures described above will constitute a binding agreement between the Company and you upon the terms and subject to the conditions of the Offer.

4. WITHDRAWAL RIGHTS

     Except as described in this Section 4, tenders of Shares made in the Offer are irrevocable. Withdrawal of the Shares that have been previously tendered in the Offer is allowed at any time on or before the Expiration Date.

     If, for any reason, acceptance for payment of any Shares tendered in the Offer is delayed, or the Company is unable to accept for payment or pay for Shares tendered in the Offer, then, without prejudice to its rights set forth in this document, the Depositary may, nevertheless, on the Company's behalf, retain Shares that have been tendered, and the tendering stockholder may not withdraw such Shares except to the extent that such tendering stockholder is entitled to and duly exercise withdrawal rights as described in this Section 4. Any such delay will be by an extension of the Offer to the extent required by law.

     In order for the withdrawal to be effective, the withdrawing stockholder must deliver a written or facsimile transmission notice of withdrawal to the Depositary at its address set forth on the back cover of this Offer. Any such notice of withdrawal must specify the withdrawing stockholder's name, the number of Shares that is to be withdrawn, and (if Share Certificates have been tendered) the name of the registered holder of the Shares as shown on the Share Certificate, if different from such withdrawing stockholder's name. If Share Certificates have been delivered or otherwise identified to the Depositary, then prior to the physical release of such certificates, the withdrawing stockholder must submit the serial numbers shown on the particular certificates evidencing the Shares to be withdrawn, and an Eligible Institution, as defined in "THE OFFER - 3. Procedures for Accepting the Offer and Tendering Shares", must guarantee the signature on the notice of withdrawal, except in the case of Shares tendered for the account of an Eligible Institution. If the Shares have been tendered pursuant to the procedures for book-entry transfer set forth in "THE OFFER - 3. Procedures for Accepting the Offer and Tendering Shares," the notice of withdrawal must also specify the name and number of the account at the appropriate Book-Entry Transfer Facility to be credited with the withdrawn Shares, in which case a notice of withdrawal will be effective if delivered to the Depositary by any method of delivery described in the first sentence of this paragraph. The withdrawing stockholder may not rescind a withdrawal of Shares. Any Shares that a withdrawing stockholder withdraw will be considered not validly tendered for purposes of the Offer, but the withdrawing stockholder may tender the withdrawn Shares again at any time before the Expiration Date by following any of the procedures described in "THE OFFER - 3. Procedures for Accepting the Offer and Tendering Shares."

     All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Company, in its sole discretion, which determination will be final and binding. Neither the Company, any of its respective affiliates or assigns, the Depositary or any other person or entity will be under any duty to give any notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5. OVERSUBSCRIPTION

     A.   GENERAL.

     In the event of an over-subscription of the Offer, Shares tendered prior to the Expiration Date (other than Odd Lots) will be subject to proration, as described below. The proration period also expires on the

Expiration Date. All Shares tendered and not purchased pursuant to the Offer, including Shares not purchased because of proration, will be returned to the tendering shareholders at the Company's expense as promptly as practicable following the Expiration Date. The Company reserves the right, in its sole discretion to purchase more than 375,000 Shares pursuant to the Offer, but does not currently plan to do so.

     B.   PRIORITY OF PURCHASES.

     Upon the terms and subject to the conditions of the Offer, if more than 375,000 Shares (or such greater number of Shares as the Company may elect to purchase) have been validly tendered, and not withdrawn, prior to the Expiration Date, the Company will accept for payment and therefore purchase validly tendered Shares on the basis set forth below:

                  (i) first, all Shares validly tendered and not withdrawn prior to the Expiration Date by any Odd Lot Holder (as defined below) who tenders all Shares owned beneficially or of record by such Odd Lot Holder (tenders of less than all the Shares owned by such Odd Lot Holder will not qualify for this preference) and completes the section entitled "Odd Lots" in the Letter of Transmittal and, if applicable, in the Notice of Guaranteed Delivery; and

                  (ii) second, after the purchase of all of the foregoing Shares, all other Shares validly tendered, and not withdrawn, prior to the Expiration Date, on a pro rata basis as described below.

     C.   DEFINITION OF ODD LOT HOLDER.

     For purposes of the Offer, the term "Odd Lots" means all Shares validly tendered prior to the Expiration Date and not withdrawn by any person (an "Odd Lot Holder") who owned beneficially or of record as of the close of business on January 8, 2001, and who continues to own beneficially or of record as of the Expiration Date, an aggregate of fewer than 100 Shares (not including any Shares held pursuant to the Company's employee stock ownership plan or 401(k) plan) and so certifies in the appropriate place on the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery. As set forth above, Odd Lots will be accepted for payment before proration, if any, of the purchase of other tendered Shares. This preference is not available to partial tenders by an Odd Lot Holder, to beneficial or record holders of an aggregate of 100 or more Shares, even if these holders have separate accounts or certificates representing fewer than 100 Shares, or with respect to any Shares held pursuant to the Company's employee stock ownership plan or 401(k) plan. Any Odd Lot Holder wishing to tender all of such holder's Shares pursuant to the Offer must complete the section entitled "Odd Lots" in the Letter of Transmittal and, if applicable, in the Notice of Guaranteed Delivery.

     D.   PRORATION.


     In the event that proration of tendered Shares is required, the Company will determine the proration factor as soon as practicable following the Expiration Date. Proration for each shareholder tendering Shares, other than Odd Lot Holders, will be based on the ratio of the number of Shares validly tendered and not properly withdrawn by such shareholder to the total number of Shares validly tendered and not properly withdrawn by all shareholders, other than Odd Lot Holders. Because of the difficulty in determining the number of Shares validly tendered (including Shares tendered by guaranteed delivery procedures) and not properly withdrawn, and because of the Odd Lot procedure, the Company does not expect that it will be able to announce the final proration factor or commence payment for any Shares purchased pursuant to the Offer until approximately seven (7) business days after the Expiration Date. The preliminary results of any proration will be announced by press release as promptly as practicable after the Expiration Date.

     6.   PRICE RANGE OF THE SHARES; DIVIDENDS

         The Shares are listed and traded on the NASDAQ National Market under the symbol "SWHI." The following table sets forth, for the periods indicated, the range of the high and low per Share sales prices as reported by NASDAQ.

        2000                HIGH                LOW
        ----                ----                ---
1st Quarter                  $6.12              $5.12
2nd Quarter                  $6.50              $4.87
3rd Quarter                  $6.43              $5.75
4th Quarter                  $6.87              $4.62
        1999                HIGH                LOW
        ----                ----                ---
1st Quarter                 $12.12              $7.00
2nd Quarter                  $9.75              $5.75
3rd Quarter                 $10.62              $6.87
4th Quarter                  $7.37              $5.87
        1998                HIGH                LOW
        ----                ----                ---
1st Quarter                  $8.37              $5.62
2nd Quarter                 $10.75              $7.00
3rd Quarter                  $8.75              $6.50
4th Quarter                  $8.25              $5.87

     As of the close of business on January 5, 2001, the closing price of the Shares as reported on the NASDAQ National Market was $7.00 per Share. As explained in "Special Factors - 2.B. Certain Effects of the Offer," the Shares may be delisted from the NASDAQ following the Offer. After that time, it may be more difficult to obtain accurate market quotations for the Shares

     The Company and its affiliates, including its executive officers and directors, will be prohibited under applicable federal securities law from purchasing additional Shares outside of the Offer until at least the 10th business day after the Expiration Date. Following such time, the Company may purchase additional Shares in the open market, in private transactions, through a subsequent offer, or otherwise, any of which may be consummated at purchase prices higher or lower than that offered in the Offer described in this Offer. The decision to repurchase additional Shares, if any, will depend upon many factors, including the market price of the Shares, the results of the Offer, the business and financial position of the Company, and general economic and market conditions. Any such repurchase may be on the same terms or on terms more or less favorable to stockholders than the terms of the Offer as described in this Offer.

     As of September 13, 2000, there were approximately 569 registered holders of the Company's common stock and 660 holders in street name. The Company paid dividends to stockholders of $.05 per share in 1994 and $.15 per share in 1995. No dividends were paid in 1998, 1999 or 2000. The Company has no present intention to pay dividends on the Shares in the near future. In addition, the Company may be restricted in its ability to pay dividends by a covenant to maintain a certain amount of liquid assets pursuant to the Addendum to and Modification of Promissory Note dated as of December 1, 2000 between the Company and Wells Fargo Bank National Association.

7. POSSIBLE EFFECTS OF THE OFFER ON THE MARKET FOR THE SHARES AND EXCHANGE ACT REGISTRATION

     The purchase of the Shares pursuant to the Offer will reduce the number of Shares that might otherwise be traded and the number of holders of Shares, which could adversely affect the liquidity and market value of the remaining Shares held by the public and have other consequences with respect to the Exchange Act registration of the Shares. See "SPECIAL FACTORS - 2.B. Certain Effects of the Offer."

8. CERTAIN INFORMATION CONCERNING THE COMPANY

     A.   GENERAL.

     The Company is a California corporation with its principal executive offices located at 1448 Industrial Avenue, Sebastopol, California and the phone number is 707-824-2548.

     B.   DIRECTORS AND EXECUTIVE OFFICERS.

     Each of the persons named below was elected to serve as a member of the Company's Board of Directors until the 2001 Annual Meeting of Stockholders and until his successor has been duly elected and qualified. The names of the current directors and certain information about them, as of January 8, 2001, are set forth below.


          Name              Age                 Position              Director Since
          ----              ---                 --------              --------------
Gary L. Hess               48      President, CEO, CFO and Director    1996

Roger S. Mertz             56      Secretary and Director              1993

Fredric Selinger           61      Director                            1999

Craig R. Stapleton         56      Director                            1995



     Mr. Hess was elected President and Chief Executive Officer of the Company on May 1, 1996 and Chief Financial Officer on June 14, 1999. Prior thereto he was a Senior Vice President of Dole Food Company, Inc. (fresh and processed fruit) (1993-1996); President of Cadace Enterprises, Inc. (water conservation products) and The Marketing Partnership 1992-1993; and Director of Marketing, E. & J. Gallo Winery (wine and distilled spirits) (1987-1992).

     Mr. Mertz is an attorney-at-law. He is a partner of the California law firm of Allen Matkins Leck Gamble & Mallory LLP. Prior to October 1999, Mr. Mertz was a member of the San Francisco, California law firm of Severson & Werson.

     Mr. Selinger is the Senior Managing Director of Corporate Finance of Sutter Securities, Incorporated (private investment banking and consulting). Prior to March 1995, Mr. Selinger was Managing Director of Jackson Square Capital Corp. (private investment banking and consulting).

     Mr. Stapleton is the President of Marsh & McLennan Real Estate Advisors, Inc. (real estate management). Mr. Stapleton is a director of Allegheny Properties, Inc. (real estate investments); a director of T.B. Woods, Incorporated (industrial power transmission products); and a director of Cornerstone Properties (real estate investments).

     Mr. Hess and Mr. Mertz are the only executive officers of the Company.

     During the last five years, to the best knowledge of the Company, none of the persons listed above have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

     C.   AVAILABLE INFORMATION.

     The Company is subject to the informational filing requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Information as of certain dates concerning the Company's directors and officers, their remuneration, stock options granted to them, the principal holders of the Company's securities and any material interest of such persons in transactions with the Company is required to be disclosed in proxy statements distributed to the Company's stockholders and filed with the SEC. Such reports, proxy statements and other information should be available for inspection at the public reference facilities maintained by the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549, and also should be available for inspection at the SEC's regional offices located at Seven World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials may also be obtained (i) by mail, upon payment of the SEC's customary fees, by writing to its principal office at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, or (ii) at the SEC's world-wide web site at www.sec.gov.

     D.   HISTORICAL FINANCIAL INFORMATION.

     The audited financial statements set forth on pages F-2 through F-20 of the Company's Form 10-KSB for the fiscal year ended June 30, 2000 and the unaudited financial statements in the Company's Form 10-QSB for the fiscal quarter ended September 31, 2000 are hereby incorporated by reference into this Offer. Such reports, documents and other financial information may be inspected and copies may be obtained from the SEC in the manner set forth above.

9. CONDITIONS TO THE OFFER

     Notwithstanding any other term of the Offer, the Company will not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to the Company's obligation to pay for or return tendered Shares after the termination or withdrawal of the Offer), pay for any Shares not theretofore accepted for payment or paid for, and may terminate or amend the Offer, if:

     (1) there will be pending or overtly threatened any suit, action or proceeding brought by or on behalf of any governmental entity, or any suit, action or proceeding brought by or on behalf of any stockholder of the Company or any other person or party (A) challenging the acquisition of any Shares pursuant to the Offer, seeking to restrain or prohibit the making or consummation of the Offer, or alleging that any such acquisition or other transaction relates to, involves or constitutes a breach of fiduciary duty by the Company's directors or a violation of federal securities law or applicable corporate law or (B) seeking to impose a material condition to the Offer which would be adverse to the Company's stockholders;

     (2) there will be any statute, rule, regulation, judgment, order or injunction enacted, entered, enforced, promulgated or deemed applicable to the Offer or any other action will be taken by any governmental entity or court, that is reasonably likely to result, in any of the consequences referred to in clauses (A) and (B) of paragraph (1) above;

     (3) there will have occurred (A) any general suspension of, shortening of hours for or limitation on prices for trading in securities in the over-the-counter market (whether or not mandatory), (B) any significant adverse change in the price of the Shares or in the United States' securities or financial markets, (C) a significant impairment in the trading market for equity securities, (D) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States (whether or not mandatory), (E) the commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States and having a material adverse effect on the Company or materially adversely affecting (or materially delaying) the consummation of the Offer, (F) any limitation or proposed limitation (whether or not mandatory) by any U.S. governmental authority or agency, or any other event, that materially adversely affects generally the extension of credit by banks or other financial institutions, or (G) in the case of any of the situations described in clauses (A) through (F) inclusive existing at the date of commencement of the Offer, a material escalation or worsening thereof; or

     (4) there will have occurred or be likely to occur any event or series of events that, in the sole judgment of the Company, would or might prohibit, prevent, restrict or delay consummation of the Offer or that will, or is reasonably likely to, impair the contemplated benefits to the Company of the Offer, or otherwise result in the consummation of the Offer not being or not being reasonably likely to be in the best interest of the Company;

which, in the reasonable judgment of the Company and regardless of the circumstances giving rise to any such condition, makes it inadvisable to proceed with the Offer or with such acceptance for payment or payment for Shares.

     The foregoing conditions are for the sole benefit of the Company and its affiliates and may be asserted by the Company regardless of the circumstances giving rise to such condition or may be waived by the Company in whole or in part at any time and from time to time in its sole discretion. If any condition to the Offer is not satisfied or waived by the Company prior to the Expiration Date, the Company reserves the right (but shall not be obligated), subject to applicable law: (i) to terminate the Offer and return the tendered Shares to the tendering stockholders; (ii) to waive all unsatisfied conditions and accept for payment and purchase all Shares that are validly tendered (and not withdrawn) prior to the Expiration Date; (iii) to extend the Offer and retain the Shares that have been tendered during the period for which the Offer is extended; or (iv) to amend the Offer. The failure by the Company at any time to exercise any of the foregoing rights will not be deemed a waiver of or otherwise affect any other rights and each such right will be deemed an ongoing right which may be asserted at any time and from time to time. Any determination by the Company concerning the events described above will be final and binding upon all parties.

     The Company acknowledges that the SEC believes that (i) if the Company is delayed in accepting the Shares it must either extend the Offer or terminate the Offer and promptly return the Shares, and (ii) the circumstances in which a delay in payment is permitted are limited and do not include unsatisfied conditions of the Offer.

10. LEGAL MATTERS

     The Company is not aware of any license or regulatory permit that appears to be material to the business of the Company and that might be adversely affected by the Company's acquisition of Shares pursuant to the Offer, or of any approval or other action by any governmental, administrative or regulatory agency or authority, domestic or foreign, that would be required for the acquisition or ownership of Shares by the Company pursuant to the Offer. Should any such approval or other action be required, it is presently contemplated that such approval or action would be sought and if such approval could not be obtained in a timely manner, the Offer would be terminated.

11. FEES AND EXPENSES

     Except as otherwise provided herein, all fees and expenses incurred in connection with the Offer will be paid by the party incurring such fees and expenses, except that the Company will pay for all fees and expenses relating to the filing, printing and mailing of the documents in connection with the Offer.

     Estimated fees and expenses to be incurred by the Company in connection with the Offer, are as follows:

         Depositary Fees...............................................  $7,500
         Legal, Accounting and Other Professional Fees.................  40,000
         Printing and Mailing Costs .................................... 10,000
         SEC Filing Fees....................................................600
         Miscellaneous..................................................  5,000
                                                                        -------
         Total........................................................  $63,100
                                                                         ======

     Directors, officers and regular employees of the Company and its affiliates (who will not be specifically compensated for such services) may contact stockholders by mail, telephone, telex, telegram messages, mailgram messages, datagram messages and personal interviews regarding the Offer and may request brokers, dealers and other nominees to forward this Offer to Purchase and related materials to beneficial owners of Shares. The Company will reimburse its affiliates for the time that the employees of such affiliates spend performing such services.

     Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or compensated any person or class of persons to make solicitations or recommendations on its behalf with respect to the Offer.

12. MISCELLANEOUS

     The Depositary for the Offer is Continental Stock Transfer & Trust Company. All deliveries, correspondence and questions sent or presented to the Depositary relating to the Offer should be directed to the address or telephone number set forth on the back cover of this Offer. The Company will pay the Depositary reasonable and customary compensation for its services in connection with the Offer, plus reimbursement for reasonable out-of-pocket expenses.

     Depositary does not assume any responsibility for the accuracy or completeness of the information concerning the Company or its affiliates contained in this Offer to Purchase or for any failure by the Company to disclose events that may have occurred and may affect the significance or accuracy of such information.

     Brokers, dealers, commercial banks and trust companies will be reimbursed by the Company for customary mailing and handling expenses incurred by them in forwarding material to their customers. The Company will not pay any fees or commissions to any broker, dealer or other person in connection with the solicitation of tenders of Shares pursuant to the Offer.

     We are not aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If we become aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares, we will make a good faith effort to comply with that state statute. If, after a good faith effort, we cannot comply with the state statute, we will not make the Offer to, nor will we accept tenders from or on behalf of, the holders of Shares in that state.

     We have filed with the SEC a Tender Offer Statement on Schedule TO together with exhibits, furnishing certain additional information with respect to the Offer, and may file amendments to our Schedule TO. The Schedule TO and any exhibits or amendments may be examined and copies may be obtained from the SEC in the same manner as described in "THE OFFER - 8. Certain Information Concerning the Company" with respect to information concerning the Company except that copies will not be available at the regional offices of the SEC.

     We have not authorized any person to give any information or to make any representation on behalf of the Company not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, you should not rely on any such information or representation as having been authorized.

     Neither the delivery of this Offer to Purchase nor any purchase pursuant to the Offer will under any circumstances create any implication that there has been no change in the affairs of the Company since the date as of which information is furnished or the date of this Offer to Purchase.

FACSIMILE COPY OF LETTER OF TRANSMITTAL, PROPERLY COMPLETED AND DULY EXECUTED, WILL BE ACCEPTED. THE LETTER OF TRANSMITTAL, CERTIFICATES FOR SHARES AND ANY OTHER REQUIRED DOCUMENTS SHOULD BE SENT OR DELIVERED BY YOU OR YOUR BROKER, DEALER, COMMERCIAL BANK, TRUST COMPANY OR OTHER NOMINEE TO THE DEPOSITARY AT ITS ADDRESS SET FORTH BELOW:

                        THE DEPOSITARY FOR THE OFFER IS:
                   Continental Stock Transfer & Trust Company
                  2 Broadway, 19th Floor New York, N.Y. 10004
                           Reorganization Department
                         Telephone: 212-509-4000 x. 535
                               Fax: 212-616-7610
                             Attn: Roger Bernhammer

YOU MAY DIRECT QUESTIONS AND REQUESTS FOR ASSISTANCE TO THE COMPANY AT THE TELEPHONE NUMBER AND ADDRESS SET FORTH BELOW. YOU MAY OBTAIN ADDITIONAL COPIES OF THIS OFFER TO PURCHASE, THE LETTER OF TRANSMITTAL, THE NOTICE OF GUARANTEED DELIVERY AND OTHER TENDER OFFER MATERIALS FROM THE COMPANY AS SET FORTH BELOW AND THEY WILL BE FURNISHED PROMPTLY AT OUR EXPENSE. YOU MAY ALSO CONTACT YOUR BROKER, DEALER, COMMERCIAL BANK, TRUST COMPANY OR OTHER NOMINEE FOR ASSISTANCE CONCERNING THE OFFER.

                                  Gary L. Hess
                                President and CEO
                            SonomaWest Holdings, Inc.
                             1448 Industrial Avenue
                          Sebastopol, California 95472
                                 (707) 824-2548


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